

July 13, 2015

<u>Via E-Mail</u>
Mr. Anyuan Sun
Chairman and Chief Executive Officer
Hebron Technology Co., Ltd.
No. 587 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, China

> **Re:** **Hebron Technology Co., Ltd.**
> **Draft Pre-effective Amendment 1 to Registration Statement on Form F-1**
> **Submitted June 23, 2015**
> **CIK 1603993**

Dear Mr. Sun:

We reviewed the filing and have the following comments.

<u>Use of Proceeds, page 27</u>

1. We note your response to comment 21 of our letter dated April 24, 2014. Please expand your disclosures to clarify how you will use the net proceeds of this offering to expand installation services and establish online store of products and services. Please also refer to the disclosures specified in Item 3C to the Form 20-F, including if proceeds are being used directly or indirectly to acquire assets.

<u>Corporate Information, page 45</u>

2. Throughout this section, please clarify the nature of your services and markets for your services and products. On page 45, you identify medicine, biology, food and beverage as the areas in which you provide services and products. We assume that "medicine" refers to the pharmaceuticals that you discuss elsewhere, but please clarify. Please also elaborate on how your products and services are used in these areas, and whether your products or services are specially designed to service these areas, or if these are simply the business that your customers happen to be in.

3. We also note disclosure on page 48 that you provide services to pharmaceutical companies as well as companies in the semi-conductor and electronic industries. If material, please include these in your discussion of the markets for your products and services.

4. On page 48 and elsewhere in the "Corporate Information" section and MD&A, you refer to the "pharmaceutical engineering sector" or "pharmaceutical engineering construction." Please explain the meaning of these terms and how your products and services are used.

New Products and Services, page 46

5. We note several references throughout your prospectus to "intelligent" process control valves that you have developed. Please explain what this means and how these valves are used.

Methods of Competition, page 51

6. We understand that the bulk of your revenues are derived from installation services rather than sales of fluid equipment. Please revise this section to discuss competition in the market for your installation services. Currently this discussion seems to focus on product sales.

Employment Agreements, page 70

7. As requested in comment 47 of our letter dated April 24, 2014, please tell us why Mr. Anyuan Sun's employment agreement is with Wenzhou Xibolun Fluid Equipment Ltd., which we understand is a wholly-owned subsidiary of Hebron rather than with Hebron. If there is no agreement pursuant to which Mr. Anyuan Sun serves as Chief Executive Officer of Hebron, please clarify this.

Principal Shareholders, page 72

8. Refer to footnote (4) to the beneficial ownership table. Tell us whether Mr. Chengchun Wang is associated with you in any capacity other than as beneficial owner of the shares of common stock that he holds through Able State International Industrial Co., Ltd.

9. We also note that a reference to footnote (4) appears opposite Mr. Steven Fu's name. Please clarify his relationship to Able State International, or otherwise clarify this footnote reference.

Material Tax Consequences Applicable to U.S. Holders of Our Common Shares, page 84

10. Notwithstanding the representation made in response to comment 54 in our April 24, 2014 letter that you revised the prospectus to disclose the name of counsel rendering the opinion and to state that the discussion constitutes an opinion of counsel, we are unable to locate those revisions. Please revise.

Financial Statements

General

11. We note your response to comment 66 of our letter dated April 24, 2014. Please tell us what consideration was given whether the April 2015 transactions in which you issued shares for par value were nominal issuances pursuant to SAB Topic 4:D. We also note that Mr. Zhang transferred approximately eight million shares at par value to various transferees as disclosed on page Part II-1. Please tell us who each of these parties is and what consideration was given whether compensation expense needs to be recorded related to these transfers. Refer to SAB Topic 5:T.

12. We note your response to comment 67 of our letter dated April 24, 2014. Your disclosures indicate that Mr. Anyuan Sun, your Chairman of the Board and Chief Executive Officer, is the ultimate controlling shareholder. Please expand your disclosures of how you have determined him to be the ultimate controlling shareholder based on the ownership percentages that you have provided in your response to comment 66. The reorganization amongst Xibolun Equipment, Xibolun Automation, HK Xibolun, and Hebron Technology appears to have occurred in February 2013. As of the date of the reorganization, please tell us the names of the specific owners and corresponding ownership percentages for each of these entities. Please tell us how you determined that all of these entities were under common control by explaining the relationships between the different owners, if applicable.

Revenue Recognition, page F-9

13. We note your response to comment 16 of our letter dated April 24, 2014. You note that your results for any period are subject to volatility based on when a given customer makes a large payment. Your response indicates that you may be recording revenues upon receipt of customer payments. Please clarify how this is consistent with the disclosures that you provided beginning on page F-9 related to your revenue recognition accounting policy, or revise your disclosures as necessary.

14. We note your response to comment 69 of our letter dated April 24, 2014. We note that you buy and sell fluid equipment control systems offshore based on your disclosures on page 36. Please help us better understand the nature of these arrangements. Specifically what are you buying, what are you doing to what you buy, and what are you selling? Based on these terms, including the terms of your customer arrangements, please tell us how you determined that you were the primary obligor pursuant to ASC 605-45-45.

Note 4. Contracts Receivable, Net and Note 5. Accounts Receivable, Net, page F-15

15. We note your responses to comment 25 and 26 of our letter dated April 24, 2014. Of your total receivables of $5.8 million at December 31, 2014, $5.0 million represents contract receivables for which no allowance has been recorded. Based on your accounting policy for establishing an allowance for doubtful accounts, please help us better understand how you determined that no allowance was required to be recorded. In this regard, we note that you have net contracts and accounts receivable balances greater than six months of approximately $.8 million for which no allowance has been recorded. We also note that it takes three to six months for customers to pay off the balances for installation projects and that only $.7 million had been collected as of March 31, 2015. Please tell us how much of the total receivables as of December 31, 2014 has been collected through June 30, 2015. Please provide these collection amounts separately for contract receivables, accounts receivable, and customer security deposits.

16. We note your response to comment 71 of our letter dated April 24, 2014.   Please provide the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X related to the amounts of receivables recorded related to reserves withheld by customers, including the portion expected to be collected after one year. Please tell us whether there were any reserves recorded as of December 31, 2013 which were not subsequently collected.

Closing

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance that we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your

Mr. Anyuan Sun
Hebron Technology Co., Ltd.
July 13, 2015
Page 5

confidential submissions to us so that we do not repeat or refer to that information in our comment letters to you.

You may direct questions on comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via E-Mail
        Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.
        2 James Center, 14th Floor
        1021 East Cary Street
        Richmond, VA 23219